Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kaleyra, Inc.

We consent to the inclusion in the Registration Statement on Form S-1 of Kaleyra Inc. of our report dated July 31, 2019, with respect to the consolidated balance sheet of Kaleyra S.p.A. as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for year ended December 31, 2018, and the related notes, before the effects of the adjustments to retrospectively apply the accounting for the Business Combination described in Notes 1, 5 and 24 included herein and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG S.p.A.

Milan, Italy

June 7, 2020